Exhibit (a)(1)(I)

For Immediate Release

Copart Announces Final Results of Its Tender Offer

Copart acquires 8,333,333 shares at $39.00 per share

Dallas, TX (December 30, 2015) – Copart, Inc. (NASDAQ: CPRT) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Wednesday, December 23, 2015.

Based on the final count by the depositary for the tender offer, an aggregate of 11,781,596 shares were properly tendered and not withdrawn at or below a price of $39.00. Copart acquired 8,333,333 shares of its common stock at a purchase price of $39.00 per share for a total cost of approximately $325.0 million, excluding fees and expenses related to the tender offer. The 8,333,333 shares represent approximately 6.9% of the shares issued and outstanding. The shares accepted for purchase include the 7,317,073 shares Copart initially offered to purchase and 1,016,260 additional shares of Copart’s outstanding common stock that Copart has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares.

Because more than 7,317,073 shares of common stock were validly tendered and not validly withdrawn, the offer was oversubscribed. As a result, the depositary has informed Copart that, after giving effect to the priority for “odd lots,” the final proration factor is approximately 70.5% of the shares properly tendered and not withdrawn at or below $39.00 per share.

The depository will promptly pay for the shares accepted for purchase and will promptly return all shares tendered and not accepted for purchase. After giving effect to the purchase of the shares, Copart will have outstanding approximately 111.9 million shares of common stock.

The information agent is Georgeson Inc. and the depositary is Computershare Trust Company, N.A. For questions and information regarding the tender offer, please call the information agent at 1-800-932-9864.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF COPART COMMON STOCK. THE TENDER OFFER WAS MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT COPART DISTRIBUTED TO ITS STOCKHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some locations, to end users. Copart remarkets the vehicles through Internet sales utilizing its VB3 technology. Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships and others as well as cars sourced from the general public. The company currently operates in the United States, Canada, the United Kingdom, Brazil, Germany, the United Arab Emirates, Oman, Bahrain, India, and Spain.

Contact:	Christopher M. Smith, Senior Analyst, Office of the Chief Financial Officer 972-391-5021 or christopher.smith3@copart.com